UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2(a)
(Amendment No. 11)*

RADA ELECTRONIC INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.03 par value
(Title of Class of Securities)

M81863124 (CUSIP Number)

Jonathan M. Nathan, Adv.
Meitar LiquoErnik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 5250608, Israel
+972-3-610-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
 (Page 1 of 8 Pages)

CUSIP No. M81863124	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS:
DBSI Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
9,547,088

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
9,547,088

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9,547,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
25.1% (1)

14	TYPE OF REPORTING PERSON:
CO

(1)     Percentage shown is based on 38,062,345 Ordinary Shares outstanding as of January 18, 2019, which is based on information contained in the proxy statement, dated December 5, 2018, for the Issuer’s January 2019 extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC on December 12, 2018. See Item 5.
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CUSIP No. M81863124	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS:
Barak Dotan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
9,547,088

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
9,547,088

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9,547,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
25.1% (1)

14	TYPE OF REPORTING PERSON:
IN

(1)          Percentage shown is based on 38,062,345 Ordinary Shares outstanding as of January 18, 2019, which is based on information contained in the proxy statement, dated December 5, 2018, for the Issuer’s January 2019 extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC on December 12, 2018. See Item 5.

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CUSIP No. M81863124	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS:
Yossi Ben Shalom

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
9,547,088

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
9,547,088

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9,547,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
25.1% (1)

14	TYPE OF REPORTING PERSON:
IN

(1)      Percentage shown is based on 38,062,345 Ordinary Shares outstanding as of January 18, 2019, which is based on information contained in the proxy statement, dated December 5, 2018, for the Issuer’s January 2019 extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC on December 12, 2018. See Item 5.

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Item 1.	Security And Issuer.

This Amendment No. 11 (this “Amendment No. 11”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 2, 2016 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 29, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on November 23, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on January 25, 2017 (“Amendment No. 3”), Amendment No. 4 thereto filed on February 6, 2017 (“Amendment No. 4”), Amendment No. 5 thereto filed on February 27, 2017 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 18, 2017 (“Amendment No. 6”), Amendment No. 7 thereto filed on September 6, 2017 (“Amendment No. 7”), Amendment No. 8 thereto filed on September 28, 2017 (“Amendment No. 8”), Amendment  No. 9 thereto filed on October 30, 2017 (“Amendment No. 9”) and Amendment No. 10 thereto filed on January 16, 2018 (“Amendment No. 10”) (each such amendment, an “Amendment”), relates to the Ordinary Shares, NIS 0.03 par value per share (“Ordinary Shares”) of RADA Electronic Industries Ltd., an Israeli company (the “Issuer” or “RADA”).  Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendments No. 1 through 10.

This Amendment No. 11 is being filed by the Reporting Persons to report the purchase by DBSI from the Issuer, on January 16, 2019, of 545,454 Ordinary Shares in a private placement, at a purchase price of $2.75 per share for an aggregate purchase price of $1,500,000. The foregoing transaction has increased, in the aggregate, the number of Ordinary Shares actually held and beneficially owned by DBSI relative to the number reported in Amendment No. 10 by greater than 1% of the outstanding Ordinary Shares.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, as supplemented by the information that appeared in Item 1 of Amendments No. 1 through 10, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2.	Identity and Background

This Amendment No. 11 is being filed by each of (1) DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), (2) Barak Dotan and (3) Yossi Ben Shalom.

Messrs. Dotan and Ben Shalom are together referred to sometimes hereafter as the “Reporting Individuals”, and, together with the Reporting Entity, the “Reporting Persons”.

The information set forth in the Statement in response to:

•	paragraphs (b)-(c) and (f) of Item 2, concerning DBSI;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s executive officers and directors;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s controlling shareholders;
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Barak Dotan; and
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Yossi Ben Shalom is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment No. 11.

(d)        Criminal Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

(e)        Civil Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The internal funds of DBSI served as the source of funds for the purchase by DBSI of the 545,454 Ordinary Shares at a purchase price of $2.75 per share for an aggregate purchase price of $1,500,000, as reported in this Amendment No. 11.

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Item 4.	Purpose of Transaction.
The information set forth in the corresponding paragraph of the Statement with respect to DBSI (and, indirectly, the Reporting Individuals) is incorporated by reference herein.

DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of RADA purchased by it.

Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 11 are made on the basis of 38,062,345 Ordinary Shares outstanding as of January 18, 2019, which is based on information contained in the proxy statement, dated December 5, 2018, for the Issuer’s January 2019 extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC on December 12, 2018.

(a)          DBSI is the beneficial owner of 9,547,088 Ordinary Shares of the Issuer, constituting 25.1% of the issued and outstanding Ordinary Shares of the Issuer. Such number of Ordinary Shares consists of:

(i)	9,001,634 Ordinary Shares previously purchased by DBSI from the Issuer pursuant to prior investments (including via exercise of Warrants), as described in previous Amendments; and

(ii)	545,454 Ordinary Shares purchased by DBSI from the Issuer on January 16, 2019, as described in this Amendment No. 11.

DBSI possesses sole power to vote and to dispose of all of the foregoing 9,547,088 Ordinary Shares.

Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 9,547,088 Ordinary Shares of the Issuer beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares.

(b)          The Reporting Persons and the other persons identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c)    During the past 60 days, DBSI has effected the purchase of 545,454 Ordinary Shares from the Issuer on January 16, 2019, the details of which appear in Item 1 above and are incorporated by reference in this paragraph (c) of Item 5.

Except as described in this Amendment No. 11, none of the Reporting Persons has effected any transactions in the Ordinary Shares (or other securities of RADA convertible into, or exercisable for, Ordinary Shares) in the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The description in Item 6 of the Statement of the registration rights granted by the Issuer to DBSI under each of the Purchase Agreement and the Registration Rights Agreement is incorporated by reference in response to this Item 6. Pursuant to those registration rights, as described in Item 6 of previous Amendments to the Statement, the Issuer has filed shelf registration statements on Form F-3 with the SEC on June 15, 2016, March 27, 2017, September 1, 2017, and, once again, on August 10, 2018, for the public resale by DBSI of up to 5,299,655 (2,649,828 following the Reverse Share Split), 4,351,568, 3,549,071 and 6,133,564 Ordinary Shares, respectively, each of which has been declared effective by the SEC.

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Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated by reference herein (as indicated below):

Exhibit No.	Description

1
Purchase Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016 (hereafter, the “Issuer’s 2015 Form 20-F”))

2	Registration Rights Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.5 to the Issuer’s 2015 Form 20-F)

3	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

         _____________________
           *Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019

DBSI INVESTMENTS LTD.
/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

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